 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated August 10, 2017, announcing the Company's financial results for the second quarter and first half ended June 30, 2017.

The information contained in this Report on Form 6-K, except for the commentary of the Company's Chief Executive Officer contained in Exhibit 99.1, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-210849) that was filed with the U.S. Securities and Exchange Commission effective April 21, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: August 11, 2017

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Thursday 10 August 2017 - 8 a.m. CET __________________________________________________________________________

EURONAV ANNOUNCES SECOND QUARTER AND HALF YEAR RESULTS 2017
HIGHLIGHTS

•	Freight rates challenging given seasonal patterns and concentration of deliveries of newbuildings
•	FSO contracts extension provides further fixed income until 2022
•	Two additional seven-year Suezmax time charters signed during quarter adding to the fixed income until 2025
•	Return to shareholders policy upgraded with a minimum fixed annual dividend of USD 0.12 per share
•	Return to shareholders policy retains capability for additional dividend and share buy back
•	USD 150 million unsecured bond raised diversifying and boosting balance sheet strength
•	USD 110 million ECA (KSure) financing for the 2 VLCCs delivered in January
ANTWERP, Belgium, 10 August 2017 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") today reported its non-audited financial results for the second quarter and for the first half of 2017.
Paddy Rodgers, CEO said: "Euronav made considerable progress during Q2. The confirmation of the extension of our five-year FSO contracts combined with an additional two seven-year time charters provide us with a robust and visible fixed income profile. Our balance sheet was further enhanced with a USD 150 million unsecured bond offering during May. The board of directors and management believe these strengths should be reflected in our return to shareholders policy which has now been upgraded to a minimum fixed annual dividend of USD 0.12 per share.
The tanker cycle is positioned at an interesting intersection. Demand for oil saw upgrades during Q2 for both 2017 and 2018 (IEA), supply of oil remains abundant despite OPEC production cuts and modern asset prices appear to have stabilized. Ton-miles were further boosted by U.S. exports since the start of the year and sources of finance, primarily banks, continue to reduce. However, the key challenge for the tanker market is the concentration of deliveries of newbuildings in both the VLCC and Suezmax sectors over the next 18 months which is putting pressure on the freight rate market.
If the illness is low freight rates then the cure is low freight rates as that should drive scrapping activity. Until this inflection point is reached, Euronav retains substantial balance sheet capacity and fixed income visibility to navigate through such a period of lower freight rates and/or to take advantage of expansion opportunities. The duration of the challenging freight rate environment will be entirely dependent on the number of additional orders to build new ships that are not needed by the market."

PRESS RELEASE Regulated information Thursday 10 August 2017 - 8 a.m. CET __________________________________________________________________________

The most important key figures (unaudited) are:

(in thousands of USD)	First Quarter 2017	Second Quarter 2017	First Semester 2017	First Semester 2016

Revenue	164,158	126,433	290,591	404,450
Other operating income	1,285	1,490	2,775	3,702

Voyage expenses and commissions	(16,170)	(16,113)	(32,283)	(24,855)
Vessel operating expenses	(38,876)	(39,612)	(78,488)	(80,091)
Charter hire expenses	(7,637)	(7,848)	(15,485)	(11,010)
General and administrative expenses	(10,679)	(11,672)	(22,351)	(21,721)
Net gain (loss) on disposal of tangible assets	9	(21,016)	(21,007)	13,819
Net gain (loss) on disposal of investments in equity accounted investees	−	−	−	(24,150)
Depreciation	(57,570)	(58,003)	(115,573)	(109,497)

Net finance expenses	(9,436)	(10,205)	(19,641)	(19,074)
Share of profit (loss) of equity accounted investees **	9,161	11,863	21,024	22,276
Result before taxation	34,245	(24,683)	9,562	153,849

Tax benefit (expense)	79	447	526	(159)
Profit (loss) for the period	34,324	(24,236)	10,088	153,690

Attributable to: Owners of the company	34,324	(24,236)	10,088	153,690

The contribution to the result is as follows:

(in thousands of USD)	First Quarter 2017	Second Quarter 2017	First Semester 2017	First Semester 2016

Tankers	25,188	(36,109)	(10,921)	136,458
FSO	9,136	11,873	21,009	17,232
Result after taxation	34,324	(24,236)	10,088	153,690

Information per share:

(in USD per share)	First Quarter 2017	Second Quarter 2017	First Semester 2017	First Semester 2016

Weighted average number of shares (basic) *	158,166,534	158,166,534	158,166,534	158,359,054
Result after taxation	0.22	(0.15)	0.06	0.97

* The number of shares issued on 30 June 2017 is 159,208,949.
** Includes a deferred tax benefit of USD 2.5 million

PRESS RELEASE Regulated information Thursday 10 August 2017 - 8 a.m. CET __________________________________________________________________________

EBITDA reconciliation (unaudited):

(in thousands of USD)	First Quarter 2017	Second Quarter 2017	First Semester 2017	First Semester 2016

Profit (loss) for the period	34,324	(24,236)	10,088	153,690
+ Depreciation	57,570	58,003	115,573	109,497
+ Net finance expenses	9,436	10,205	19,641	19,074
+ Tax expense (benefit)	(79)	(447)	(526)	159

EBITDA	101,251	43,525	144,776	282,420

+ Depreciation equity accounted investees	4,456	4,505	8,961	13,973
+ Net finance expenses equity accounted investees	396	247	643	2,210
+ Tax expense (benefit) equity accounted investees	−	(2,564)	(2,564)	−

Proportionate EBITDA	106,103	45,713	151,816	298,603

Proportionate EBITDA per share:

(in USD per share)	First Quarter 2017	Second Quarter 2017	First Semester 2017	First Semester 2016

Weighted average number of shares (basic) *	158,166,534	158,166,534	158,166,534	158,359,054
Proportionate EBITDA	0.67	0.29	0.96	1.89

All figures have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been reviewed by the statutory auditor.

For the first half of 2017 the Company had a net profit of USD 10.1 million or USD 0.06 per share (first half 2016: USD 153.7 million and USD 0.97 per share). The result includes  a deferred tax benefit of USD 0.6 million and also reflects a deferred tax benefit of USD 2.5 million through equity accounted investees. Proportionate EBITDA (a non-IFRS measure) for the same period was USD 151.8 million (first half 2016: USD 298.6 million).

PRESS RELEASE Regulated information Thursday 10 August 2017 - 8 a.m. CET __________________________________________________________________________

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	Second quarter 2017	Second quarter 2016	First semester 2017	First semester 2016
VLCC
Average spot rate (in TI pool)	28,351	47,864	34,843	54,156
Average time charter rate**	41,480	44,382	41,300	42,461
SUEZMAX
Average spot rate*	17,341	33,119	20,508	35,729
Average time charter rate**	21,651	26,363	22,830	29,307
*Excluding technical offhire days
** Including profit share where applicable

UPGRADE TO EURONAV'S RETURN TO SHAREHOLDERS POLICY

Please read the complete new policy here.

Since Euronav announced its distribution policy in early 2015, the Company has paid out USD 391 million in cash dividends (USD 2.46 per share) and USD 7 million (USD 0.04 per share) in share buy backs. This is one of the highest pay-out of any tanker company over this period.

As a result of substantial changes in tanker market outlook and in view of the Company's strong balance sheet and visible fixed income from the FSOs and time charter contracts, the Board of Directors of Euronav believes that it could improve its return to shareholders policy.

In the near future the tanker freight market may indeed be more challenging than in the last ten quarters and as a result the Company may not generate semi-annual positive results.  As a consequence, under the current return to shareholders policy, the Company may not distribute significant interim or final dividends, or any dividends at all. At the same time, there are now numerous opportunities available which would better serve shareholders so as to generate improved and sustained value over the longer term.

Under its new return to shareholders policy Euronav intends to (1) pay a fixed minimum dividend of USD 0.12 per share every year (equivalent of USD 0.06 for each half year) and; (2) if the results per share are positive and exceed the amount of the fixed dividend, that additional income will be allocated to additional dividends or buying back shares or, of course, accretive vessel or fleet acquisitions, as the board at that time deems most valuable for the shareholders in the long term.

PRESS RELEASE Regulated information Thursday 10 August 2017 - 8 a.m. CET __________________________________________________________________________

INTERIM DIVIDEND 2017

 Accordingly, Euronav will pay an interim dividend of USD 0.06 per share for the first half of 2017. This will be the first payment under this new policy announced today. It is anticipated that the ex-dividend date shall be 25 September 2017 with a record date of 26 September 2017 and a payment date of 5 October 2017.
The interim dividend for the first half of 2017 of USD 0.06 per share should be compared to the previous policy which was to pay 80% of net income over the full year with the interim payment a reflection of first half performance and outlook for the second half. A challenging second half freight market consensus for 2017 for the large tanker market would have implied a zero dividend for both the interim and full year 2017 under strict application of the former policy.

EURONAV TANKER FLEET

In June Euronav sold the VLCC TI Topaz (2002 – 319,430 dwt) for USD 21 million recording a capital loss of USD 21 million. The TI Topaz joined the Euronav fleet in the first quarter of 2005 and has contributed positively over the years to the results of Euronav, especially during strong freight rate years such as 2005, 2006, 2008, 2010, 2015 and 2016. The book loss relates to the value of the ship in our books where assets follow straight line depreciation over 20 years.
In May Euronav and its joint venture partner, International Seaways, signed a contract for five years for the FSO Africa and FSO Asia in direct continuation of the current contractual service. The contract was signed with North Oil Company ("NOC"), the future operator of the Al Shaheen oil field, whose shareholders are Qatar Petroleum Oil & Gas Limited and Total E&P Golfe Limited.

The new contracts for these custom-made 3 million barrels capacity units that have been serving the Al Shaheen field without interruption since 2010 will have a duration of five years starting at the expiry of the existing contracts. The new contracts are expected over their full duration to generate EBITDA (earnings before interest, taxes, depreciation and amortization) in excess of USD 360 million for the joint ventures. Based on Euronav's 50% ownership in the joint ventures the five year contracts are expected to generate in excess of USD 180 million of EBITDA for the Company.

FINANCING

In May the Company successfully launched a USD 150 million unsecured bond with a coupon of 7.50% and maturity in May 2022. This was Euronav's first entry into debt capital markets and represents a significant development for the Company in diversifying its funding structure. Indeed, traditional sources of capital, especially bank lending, available to tanker shipping are coming under increasing regulatory and competitive pressure within the banking sector.

PRESS RELEASE Regulated information Thursday 10 August 2017 - 8 a.m. CET __________________________________________________________________________

In June, the company started a treasury note program (Commercial Paper) and placed approximately EUR 50 million in the market for various short term maturities at a pricing of 60 bps over Euribor. This is not additional debt but rather an opportunity to decrease the cost of borrowing by systematically using the proceeds to repay part of the company's revolving loan facilities.

Euronav also signed a 12-year USD 110 million Export Credit Agency (ECA) financing with commercial banks and Ksure for the financing of the two VLCC newbuildings (the Aquitaine and the Ardeche) the Company took delivery of in January.

TANKER MARKET

We believe that the recent deferral of the required implementation of installing new ballast water treatment systems on all large crude tankers from September 2017 until 2019 will have a negligible impact. Many operators had already de-harmonised their surveying cycle arrangements in anticipation of this legislation so that the original implementation date of 8 September 2017 would, in our view, not have been a specific catalyst for scrapping. However, a significant portion of both the VLCC and Suezmax global fleet is reaching maturity (20 years old or more) between the end of 2017 and end of 2020 during which time both the ballast water treatment directive and reduced sulphur emissions directive will have to be implemented. Within this "regulatory window" (2018-2020) increasing commercial pressures which are driving charterers away from vessels aged 15 years or more will be applied to the 106 VLCC (15% of global fleet) and 72 Suezmax (also 15%) vessels that will turn 20 years old between now and the end of 2020.

The delivery schedule of the current order book is likely to continue to pressure the freight market downward with 28 VLCCs and 23 Suezmaxes due for delivery in the second half of 2017. However, the order book to fleet ratio of 13% for both VLCC and Suezmax sectors versus an average since 1996 of 22% (VLCC) and 24% (Suezmax) (source: Clarksons) looks manageable in the mid-term if no new orders are placed, especially when looking at recent scrapping activity with 3 VLCCs and 5 Suezmaxes scrapped so far this year (Source: Clarksons). However, the concentration of the delivery of newbuildings is the key driver to current and future freight rates. With 28 VLCCs and 23 Suezmaxes due for delivery in the second half of 2017, without scrapping, this downward pressure will remain.

The picture for oil demand remains constructive with the IEA upgrading both 2017 and 2018 forecasts during Q2 fueled by Far East demand and an oil price in a pricing range conducive for economic expansion. With U.S. exports reaching 780,000 bpd during Q2, this should translate into a requirement of an additional 35-45 VLCCs for both this year and next.

PRESS RELEASE Regulated information Thursday 10 August 2017 - 8 a.m. CET __________________________________________________________________________

The extension of the OPEC production cut to March 2018 was clearly a negative development during May. However, the supply of crude oil remains largely constructive: U.S. shale oil production continues to expand; Nigeria/Libya production (exempt from OPEC cuts) is recovering; general supply outage levels remain low and new supply sources are coming online (e.g. Kashagan). It remains to be seen whether the OPEC production cuts delivered since Q4 2016 translate into something more restrictive for exports and therefore tankers in the second half.

OUTLOOK

Euronav has taken affirmative action in response to a weaker tanker background. The Company has a strong balance sheet with low leverage and access to over USD 800 million of liquidity following its entry into the debt capital markets during Q2. High quality fixed income (the FSO vessels and 4 x 7 year Suezmax time charters) secured via strong relationships and with visibility to 2025 provides Euronav's stakeholders with additional security which will now be reflected in our upgraded return to shareholders policy. Euronav takes its responsibility as steward of capital seriously and management believes that possessing a strong yet flexible capital structure will be critical in the next 18-24 months.

Euronav further believes that the sector is now entering a new phase of the cycle with stabilized prices for modern assets but uncertainty over, and pressure upon, freight rates.  Euronav is well positioned to navigate the next stage of the tanker cycle – to be strategically opportunistic whilst remaining exposed to any potential upside from an improved freight rate environment.

So far during the third quarter of 2017, the Euronav VLCC fleet operated in the Tankers International Pool has earned about 20,000 USD and 61% of the available days have been fixed. Euronav's Suezmax fleet trading on the spot market has earned about 14,700 USD per day on average with 60% of the available days fixed.

PRESS RELEASE Regulated information Thursday 10 August 2017 - 8 a.m. CET __________________________________________________________________________

CONFERENCE CALL

Euronav will host a conference call on Thursday 10 August 2017 at 09.30 a.m. EST / 03.30 p.m. CET to discuss the results for the quarter.

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the "Investor Relations" page of the Euronav website at http://investors.euronav.com.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	10 August 2017
Event Time:	9:30 a.m. EST / 3:30 p.m. CET
Event Title:	"Q2 2017 Earnings Conference Call"
Event Site/URL:	http://services.choruscall.com/links/euronav170810J37dUXTm.html

Telephone participants may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number and PIN conference call registration link: http://dpregister.com/10110784. Pre-registration fields of information to be gathered: name, company, email.

Telephone participants located in the U.S. who are unable to pre-register may dial in to 001-877-328-5501 on the day of the call. Others may use the international dial-in number 001-412-317-5471.

A replay of the call will be available until 17 August 2017, beginning at 11:30 a.m. EST / 5:30 p.m. CET on 10 August 2017. Telephone participants located in the U.S. can dial 001-877-344-7529. Others can dial 001-412-317-0088. Please reference the conference number 10110784.

PRESS RELEASE Regulated information Thursday 10 August 2017 - 8 a.m. CET __________________________________________________________________________

*
*  *

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

PRESS RELEASE Regulated information Thursday 10 August 2017 - 8 a.m. CET __________________________________________________________________________

Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Announcement of third quarter results 2017: Thursday 31 October 2017
About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 56 double hulled vessels being 1 V-Plus vessel, 30 VLCCs, 19 Suezmaxes, four Suezmaxes under construction and two FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.

Condensed consolidated statement of financial position (unaudited)
(in thousands of USD)

	June 30, 2017	December 31, 2016
ASSETS

Non-current assets
Vessels	2,416,203	2,383,163
Assets under construction	37,593	86,136
Other tangible assets	710	777
Intangible assets	110	156
Receivables	177,719	183,914
Investments in equity accounted investees	26,396	18,413
Deferred tax assets	1,614	964

Total non-current assets	2,660,345	2,673,523

Current assets
Trade and other receivables	157,241	166,342
Current tax assets	132	357
Cash and cash equivalents	235,699	206,689

Total current assets	393,072	373,388

TOTAL ASSETS	3,053,417	3,046,911

EQUITY and LIABILITIES

Equity
Share capital	173,046	173,046
Share premium	1,215,227	1,215,227
Translation reserve	416	120
Treasury shares	(16,102)	(16,102)
Retained earnings	491,601	515,665

Equity attributable to owners of the Company	1,864,188	1,887,956

Non-current liabilities
Bank loans	867,864	966,443
Other notes	147,345	−
Other payables	561	533
Employee benefits	3,176	2,846
Provisions	−	38

Total non-current liabilities	1,018,946	969,860

Current liabilities
Trade and other payables	65,690	69,859
Current tax liabilities	67	−
Bank loans	47,361	119,119
Other borrowings	57,060	−
Provisions	105	117

Total current liabilities	170,283	189,095

TOTAL EQUITY and LIABILITIES	3,053,417	3,046,911

Condensed consolidated statement of profit or loss (unaudited)
(in thousands of USD except per share amounts)

	2017	2016
	Jan. 1 - Jun. 30, 2017	Jan. 1 - Jun. 30, 2016
Shipping income
Revenue	290,591	404,450
Gains on disposal of vessels/other tangible assets	20	13,821
Other operating income	2,775	3,702
Total shipping income	293,386	421,973

Operating expenses
Voyage expenses and commissions	(32,283)	(24,855)
Vessel operating expenses	(78,488)	(80,091)
Charter hire expenses	(15,485)	(11,010)
Loss on disposal of vessels/other tangible assets	(21,027)	(2)
Loss on disposal of investments in equity accounted investees	−	(24,150)
Depreciation tangible assets	(115,525)	(109,447)
Depreciation intangible assets	(48)	(50)
General and administrative expenses	(22,351)	(21,721)
Total operating expenses	(285,207)	(271,326)

RESULT FROM OPERATING ACTIVITIES	8,179	150,647

Finance income	2,393	1,884
Finance expenses	(22,034)	(20,958)
Net finance expenses	(19,641)	(19,074)

Share of profit(loss) of equity accounted investees (net of income tax)	21,024	22,276

PROFIT (LOSS) BEFORE INCOME TAX	9,562	153,849

Income tax benefit (expense)	526	(159)

PROFIT (LOSS) FOR THE PERIOD	10,088	153,690

Attributable to:
Owners of the company	10,088	153,690

Basic earnings per share	0.06	0.97
Diluted earnings per share	0.06	0.97

Weighted average number of shares (basic)	158,166,534	158,359,054
Weighted average number of shares (diluted)	158,304,525	158,575,911

Condensed consolidated statement of comprehensive income (unaudited)
(in thousands of USD)

	2017	2016
	Jan. 1 - Jun. 30, 2017	Jan. 1 - Jun. 30, 2016

Profit/(loss) for the period	10,088	153,690

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	−	−

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	296	256
Equity-accounted investees - share of other comprehensive income	484	548

Other comprehensive income, net of tax	780	804

Total comprehensive income for the period	10,868	154,494

Attributable to:
Owners of the company	10,868	154,494

Condensed consolidated statement of changes in equity (unaudited)
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Treasury shares	Retained earnings	Capital and reserves	Other equity interest	Total equity

Balance at January 1, 2016	173,046	1,215,227	(50)	(12,283)	529,808	1,905,748	−	1,905,748

Profit (loss) for the period	−	−	−	−	153,690	153,690	−	153,690
Total other comprehensive income	−	−	256	−	548	804	−	804
Total comprehensive income	−	−	256	−	154,238	154,494	−	154,494

Transactions with owners of the company
Dividends to equity holders	−	−	−	−	(129,846)	(129,846)	−	(129,846)
Treasury shares sold	−	−	−	(3,819)	(2,338)	(6,157)	−	(6,157)
Equity-settled share-based payment	−	−	−	−	212	212	−	212
Total transactions with owners	−	−	−	(3,819)	(131,972)	(135,791)	−	(135,791)

Balance at June 30, 2016	173,046	1,215,227	206	(16,102)	552,074	1,924,451	−	1,924,451

	Share capital	Share premium	Translation reserve	Treasury shares	Retained earnings	Capital and reserves	Other equity interest	Total equity

Balance at January 1, 2017	173,046	1,215,227	120	(16,102)	515,665	1,887,956	−	1,887,956

Profit (loss) for the period	−	−	−	−	10,088	10,088	−	10,088
Total other comprehensive income	−	−	296	−	484	780	−	780
Total comprehensive income	−	−	296	−	10,572	10,868	−	10,868

Transactions with owners of the company
Dividends to equity holders	−	−	−	−	(34,797)	(34,797)	−	(34,797)
Treasury shares sold	−	−	−	−	−	−	−	−
Equity-settled share-based payment	−	−	−	−	161	161	−	161
Total transactions with owners	−	−	−	−	(34,636)	(34,636)	−	(34,636)

Balance at June 30, 2017	173,046	1,215,227	416	(16,102)	491,601	1,864,188	−	1,864,188

Condensed consolidated statement of cash flows (unaudited)
(in thousands of USD)

	2017	2016
	Jan. 1 - Jun. 30, 2017	Jan. 1 - Jun. 30, 2016
Cash flows from operating activities
Profit (loss) for the period	10,088	153,690

Adjustments for:	134,269	116,750
Depreciation of tangible assets	115,525	109,447
Depreciation of intangible assets	48	50
Loss (gain) on disposal of investments in equity accounted investees	−	24,150
Provisions	(58)	(248)
Tax (benefits)/expenses	(526)	159
Share of profit of equity-accounted investees, net of tax	(21,024)	(22,276)
Net finance expense	19,641	19,075
(Gain)/loss on disposal of assets	21,007	(13,819)
Equity-settled share-based payment transactions	161	212
Amortization of deferred capital gain	(505)	−

Changes in working capital requirements	4,765	35,804
Change in cash guarantees	(29)	59
Change in trade receivables	2,467	(541)
Change in accrued income	5,518	10,441
Change in deferred charges	(1,412)	(7,457)
Change in other receivables	2,543	45,669
Change in trade payables	723	(800)
Change in accrued payroll	(838)	(915)
Change in accrued expenses	(2,260)	(5,174)
Change in deferred income	(2,300)	(5,393)
Change in other payables	43	(158)
Change in provisions for employee benefits	310	73

Income taxes paid during the period	167	73
Interest paid	(17,569)	(16,428)
Interest received	266	98
Dividends received from equity-accounted investees	1,250	778

Net cash from (used in) operating activities	133,236	290,765

Acquisition of vessels	(141,684)	(199,778)
Proceeds from the sale of vessels	20,790	38,016
Acquisition of other tangible assets	(73)	(43)
Acquisition of intangible assets	(1)	(15)
Proceeds from the sale of other (in)tangible assets	28	−
Loans from (to) related parties	18,500	22,047
Proceeds from capital decreases in joint ventures	−	3,737
Acquisition of subsidiaries, net of cash acquired	−	(6,755)

Net cash from (used in) investing activities	(102,440)	(142,791)

(Purchase of) Proceeds from sale of treasury shares	−	(6,157)
Proceeds from new borrowings	533,074	262,300
Repayment of borrowings	(495,012)	(304,952)
Transaction costs related to issue of loans and borrowings	(5,874)	−
Dividends paid	(34,651)	(129,847)

Net cash from (used in) financing activities	(2,463)	(178,656)

Net increase (decrease) in cash and cash equivalents	28,333	(30,682)

Net cash and cash equivalents at the beginning of the period	206,689	131,663
Effect of changes in exchange rates	677	(493)

Net cash and cash equivalents at the end of the period	235,699	100,488